EXHIBIT D.2

AMENDMENT NO. 1 TO THE MANAGEMENT AGREEMENT

     Article II of that certain Management Agreement, dated as of November 16, 1993, by and between The Caldwell & Orkin Market Opportunity Fund, a series of The Caldwell & Orkin Funds, Inc. (the “Company”) and C&O Funds Advisor, Inc. (the “Manager”) (the “Management Agreement”) shall be amended as of this 3rd day of November 2006, as follows:

Section (a) of Article II of the Management Agreement is hereby deleted in its entirety and restated as follows:

(a) The Manager assumes and shall pay for maintaining the staff and personnel necessary to perform its obligations under this Agreement, and shall at its own expense, provide the office space, equipment and facilities which it is obligated to provide under Article I hereof, and shall pay all compensation of officers of the Company and all Directors of the Company who are affiliated persons of the Manager. Notwithstanding the foregoing, the Board of Directors of the Company shall be authorized to pay out of the assets of the Company such compensation to the chief compliance officer of the Company as the Board of Directors shall deem appropriate from time to time, whether or not the chief compliance officer is an affiliated person of the Manager.

     This Amendment No. 1 to the Management Agreement will be adopted if and when it is approved by the shareholders of the Fund pursuant to the Annual Shareholder Meeting that will occur on November 3, 2006.